Exhibit 19.1

SouthState Corporation

SouthState Bank, National Association

Insider Trading Policy

Purpose

This Insider Trading Policy provides guidelines with respect to transactions in the securities of SouthState Corporation (the “Company”). The Company’s Board of Directors has adopted this Policy to promote compliance with federal, state and foreign securities laws that prohibit certain persons who are aware of material nonpublic information about the Company from: (i) trading in securities of the Company; or (ii) providing material nonpublic information to other persons who may trade on the basis of that information.

Persons Subject to the Policy

This Policy applies to all executive officers of the Company and its subsidiaries, all members of the Company’s Board of Directors and all employees of the Company and its subsidiaries. The Company may also determine that other persons should be subject to this Policy, such as consultants, who have access to material nonpublic information. This Policy also applies to family members, other members of a person’s household and entities controlled by a person covered by this Policy, as described below.

Transactions Subject to the Policy

This Policy applies to transactions in the Company’s securities (collectively referred to in this Policy as “Company Securities”), including the Company’s common stock, options to purchase common stock, or any other type of securities that the Company may issue, including (but not limited to) preferred stock, convertible debentures and warrants, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the  Company Securities.

Individual Responsibility

Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in Company Securities while in possession of material nonpublic information. Each individual is responsible for making sure that he or she complies with this Policy and that any family member, household member or entity, whose transactions are subject to this Policy, as discussed below, also comply with this Policy. In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual and any action on the part of the Company, the CFO or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as described below in more detail under the heading “Consequences of Violations.”

Administration of the Policy

The Company’s Chief Financial Officer and the General Counsel shall be responsible for administration of this Policy. All determinations and interpretations by either of those officers shall be final and not subject to further review.

Statement of Policy

It is the policy of the Company that no director, executive officer or other employee of the Company or its subsidiaries (or any other person designated by this Policy or by the CFO as subject to this Policy) who is aware of material nonpublic information relating to the Company may, directly, or indirectly through family members or other persons or entities:

●	Engage in transactions in Company Securities, except as otherwise specified in this Policy under the headings “Transactions Under Company Plans,” “Transactions Not Involving a Purchase or Sale” and “Rule 10b5-1 Plans”;
●	Recommend the purchase or sale of any Company Securities;
●	Disclose material nonpublic information to persons within the Company whose jobs do not require them to have that information, or outside of the Company to other persons, including, but not limited to, family, friends, business associates, investors and expert consulting firms, unless any such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company; or
●	Assist anyone engaged in the above activities.

In addition, it is the policy of the Company that no director, executive officer or other employee of the Company (or any other person designated as subject to this Policy) who, in the course of working for the Company, learns of material nonpublic information about a Company with which the Company does business, including a customer or supplier of the Company, may trade in that Company’s securities until the information becomes public or is no longer material.

There are no exceptions to this Policy, except as specifically noted herein. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not excepted from this Policy. The securities laws do not recognize any mitigating circumstances and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

Definitions

a.	Officer

For purposes of this Policy, the term “officer” shall mean our president, principal financial officer, principal accounting officer, any vice-president in charge of a principal business unit, division or function, or any other officer or employee who performs a policy-making function for the Company. Officers of SouthState Bank, N.A., SouthState|Duncan-Williams Securities Corp., SouthState Advisory, Inc., and any other direct or indirect subsidiary of the Company are deemed officers of the Company if they perform such policy-making functions for the Company. The term “policy-making function” is not intended to include policy-making functions that are not significant. If the Company

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identifies a person as an “executive officer,” it is presumed that the Board of Directors has made that judgment and that the persons so identified are Officers as defined above.

b.	Material Information

Information is considered “material” if a reasonable investor would consider that information important in making a decision to buy, hold or sell securities. Any information that could be expected to affect the Company’s stock price, whether it is positive or negative, should be considered material. No bright-line standard exists for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances and is often evaluated by enforcement authorities with the benefit of hindsight.

While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:

•	Projections of future earnings or losses, or other earnings guidance;
•	Changes to previously announced earnings guidance, or the decision to suspend earnings guidance;
•	A pending or proposed merger, acquisition or tender offer;
•	A Company restructuring;
•	Significant related party transactions;
•	A change in dividend policy, the declaration of a stock split, or an offering of additional securities;
•	The establishment of a repurchase program for Company Securities;
•	Significant changes in federal or state regulations affecting the Company’s business;
•	A change in management;
•	A change in auditors or notification that the auditor’s reports may no longer be relied upon;
•	Pending or threatened significant litigation or regulatory proceeding, or the resolution of such litigation or regulatory proceeding;
•	Impending bankruptcy or the existence of severe liquidity problems; or
•	The imposition of a ban on trading in Company Securities or the securities of another Company.

The above list provides examples only. If you have a question on whether information that you possess is material and you plan to purchase or sell Company Securities, please consult with the CFO or General Counsel with any questions.

c.	When Information is Considered Public

Information that has not been disclosed to the public is generally considered to be nonpublic information. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated.

Information generally would be considered widely disseminated if it has been disclosed through the Dow Jones “broad tape”, newswire services, a broadcast on widely-available radio or television programs, publication in a widely-available newspaper, magazine or news website, or public disclosure documents filed with the Securities and Exchange Commission (the “SEC”) that are available on the SEC’s website. By contrast, information would likely not be considered widely disseminated if it is

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available only to the Company’s employees, or if it is only available to a select group of analysts, brokers and institutional investors.

Once information is widely disseminated, it is still necessary to afford the investing public with sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until the second business day after the day on which the information is released. If, for example, the Company were to make an announcement on a Monday, you should not trade in Company Securities until Wednesday.

Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material nonpublic information.

Prohibited Transactions

The Company has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if the persons subject to this Policy engage in certain types of transactions. As a result, it is the Company’s policy that any persons covered by this Policy may not engage in any of the following transactions, or should otherwise consider the Company’s preferences as described below:

•	Short Sales. Short sales of Company Securities (i.e., the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the securities will decline in value, and therefore, have the potential to signal to the market that the seller lacks confidence in the Company’s prospects. In addition, short sales may reduce a seller’s incentive to seek to improve the Company’s performance. For these reasons, short sales of Company Securities are prohibited. In addition, Section 16(c) of the Exchange Act prohibits officers and directors from engaging in short sales.
•	Publicly-Traded Options. Given the relatively short term of publicly- traded options, transactions in options may create the appearance that a director, officer or employee is trading based on material nonpublic information and focus a director’s, officer’s or other employee’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in put options, call options or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy. (Option positions arising from certain types of hedging transactions are governed by the next paragraph below.)
•	Hedging Transactions. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including, but not limited to, through the use of financial instruments such as prepaid variable forwards, equity swaps, collars, exchange funds and other similar mechanisms. Such hedging or monetizing transactions may permit a director, executive officer or employee to continue to own Company Securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the director, officer or employee may no longer have the same objectives as the Company’s other shareholders. Therefore, directors, officers and employees are prohibited from engaging in any such hedging, monetizing or similar transactions that are designed to hedge or offset a decrease in the market value of any securities of the Company.
●	Margin Accounts and Pledged Securities. Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company Securities, directors, officers and other employees are prohibited from holding Company

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Securities in a margin account or otherwise pledging Company Securities as collateral for a loan.

An exception to this prohibition may be granted where a person wishes to pledge Company Securities as collateral for a loan and clearly demonstrates the financial capacity to repay the loan without resort to the pledged Company Securities. Any person who wishes to pledge Company Securities as collateral for a loan must submit a request for approval to the CFO.

●	Standing and Limit Orders. Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans, as described below) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and, as a result, the broker could execute a transaction when a director, officer or other employee is in possession of material, nonpublic information. The Company therefore discourages placing standing or limit orders on Company Securities. If a person subject to this Policy determines that they must use a standing order or limit order, the order should be limited to short duration and should otherwise comply with the restrictions and procedures outlined below under the heading “Procedures for Certain Designated Persons.” Any such order should be disclosed to the CFO.

Procedures for Certain Designated Persons

The Company has established procedures in order to assist the Company in the administration of this Policy, to facilitate compliance with laws prohibiting insider trading while in possession of material nonpublic information and to avoid the appearance of any impropriety. These procedures are applicable only to those individuals described below.

a.	Pre-Clearance Procedures

The persons designated by the Board of Directors as being subject to the following pre-clearance procedures, as well as (i) immediate and extended family members of such person (the “Family Members”) and (ii) those entities over which such person has the power to govern, directly or indirectly, decision making in relation to financial and operating policies of such persons (“Controlled Entities,”), may not engage in any transaction in Company Securities without first obtaining preclearance of the transaction from the General Counsel or in her absence, the Deputy General Counsel. A request for pre- clearance should be submitted to the General Counsel, in writing or by email, at least one business day in advance of the proposed transaction. The General Counsel is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction. If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in Company Securities and should not inform any other person of the restriction. The approved trade should be effected within five business days of receipt of the pre- clearance, unless an exception is granted and transactions not effected during such time are required to be pre- cleared again before proceeding.

When a request for pre-clearance is made, the requestor should carefully consider whether he or she may be aware of any material nonpublic information about the Company and should describe fully those circumstances to the General Counsel. The requestor should also indicate whether he or she has effected any non-exempt “opposite-way” transactions within the past six months and should be prepared to report the proposed transaction on an appropriate Form 4 or Form 5. The requestor should also be prepared to comply with SEC Rule 144 and file Form 144, if necessary,  at the time of any sale.

b.Quarterly Trading Restrictions – Black-out periods and Trading Windows

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The persons designated by the Board of Directors as subject to this restriction, as well as their Family Members or Controlled Entities, may not conduct any transactions involving the Company Securities (other than as specified by this Policy), during a “Blackout Period” beginning 10 days prior to the end of each fiscal quarter and ending on the second business day following the date of the public release of the Company’s earnings results for that quarter. In other words, these persons may conduct transactions in Company Securities only during the “Window Period” beginning after the second business day following the public release of the Company’s quarterly earnings and ending the close of business 11 days prior to the close of the next fiscal quarter.

c.	Event-Specific Trading Restriction Periods

From time to time, an event may occur, such as an acquisition, significant transaction or events relating to the Company’s results of operations, that is material to the Company and is known by only a few directors, executive officers and/or employees. So long as the event remains material and nonpublic, the persons designated by the CFO and General Counsel may not trade Company Securities, even if a Window Period is in effect. In addition, the Company’s financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the CFO and General Counsel, designated persons should refrain from trading in Company Securities even sooner than the typical Blackout Period described above. In that situation, the CFO or General Counsel may notify these persons that they should not trade in the Company Securities, without disclosing the reason for the restriction. The existence of an event-specific trading restriction period or extension of a Blackout Period will not be announced to the Company as a whole and should not be communicated to any other person. Even if the Compliance Officer has not designated you as a person who should not trade due to an event-specific restriction, you should not trade while aware of material nonpublic information. Exceptions will not be granted during an event-specific trading restriction period.

d.	Exceptions

The quarterly trading restrictions and event-driven trading restrictions do not apply to those transactions to which this Policy does not apply, as described above under the headings “Transactions Under Company Plans” and “Transactions Not Involving a Purchase or Sale”.

Further, the requirement for pre-clearance, the quarterly trading restrictions and event-driven trading restrictions do not apply to transactions conducted pursuant to approved Rule 10b5-1 plans, described under the heading “Rule 10b5-1 Plans.”

Rule 10b5-1 Plans

Rule 10b5-1(c) under the Exchange Act provides a defense from insider trading liability under Rule 10b5. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in Company Securities that meets certain conditions specified in the Rule (a “Rule 10b5-1 Plan”). If the plan meets the requirements of Rule 10b5-1, Company Securities may be purchased or sold without regard to certain insider trading restrictions.

To comply with the Policy, the CFO and General Counsel must approve a Rule 10b5-1 Plan prior to its adoption. A person may enter into a Rule 10b5-1 Plan only at a time when the person entering into the plan is not aware of material nonpublic information. The Rule 10b5-1 Plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party. Further, any Rule 10b5-1 Plan entered into by an officer or director must include a representation

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certifying that such officer or director is (i) not aware of material nonpublic information, and (ii) acting in good faith in respect of the Rule 10b5-1 Plan and not as part of a plan to evade the prohibition on illegal insider trading. Once a Rule 10b5-1 Plan is adopted or modified, the person must not exercise any influence over the amount of Company Securities to be traded, the price at which they are to be traded, or the date of the trade.

Any new or amended/modified Rule 10b5-1 Plan must be submitted to the CFO and General Counsel for approval five days prior to entering into a new or modified Rule 10b5-1 Plan or terminating a Rule 10b5-1 Plan. No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required.

a.	Cooling Off Period
●	Trades by a Director, Officer or Shareholder that Owns 10% or more of the Company’s Outstanding Equity Securities. A director, officer, or shareholder that owns 10% or more of the Company Securities (each, an “Insider”) may not execute trades under a Rule 10b5-1 Plan until the later of (i) 90 days after the date of the adoption or, in some instances modification, of such Rule 10b5-1 Plan and (ii) two business days following the filing of Form 10-Q or 10-K covering the financial reporting period in which the Rule 10b5-1 Plan is adopted or modified as applicable (the “Cooling Off Period”). If a trading plan is modified, and such modification changes the amount of securities subject to the trading plan, the price of securities, or the timing of trades, the modified Rule 10b5-1 Plan is treated as the cancellation of an existing Rule 10b5-1 Plan and the adoption of a replacement Rule 10b5-1 Plan which requires the Insider to wait until the Cooling Off Period expires before making a trade. Modifications that do not change the pricing, amount of securities or timing of trades will not trigger a Cooling Off Period before making a trade.
●	Trades by Employees other than Insiders. Non-Insider employees may not make any trades under a Rule 10b5-1 Plan until 30 days after the date of the adoption or, if applicable, the modification, such Rule 10b5-1 Plan.
●	Termination of a Rule 10b5-1 Plan. If a trading plan is terminated, Insiders and other employees may not trade in Company Securities until five days after the termination of such Rule 10b5-1 Plan.
●	Subject to Trading Windows and Black-Out Periods. Notwithstanding the foregoing, if a Blackout Period or any other trading restriction is in effect (in each case as set forth under clauses (b) and (c), respectively, of the section captioned “Procedures for Certain Designated Persons”) such that a Window Period is not open at the time a “cooling off period” discussed in this Section (a) expires, no trades may be executed until such time as the Blackout Period or other applicable trading restriction expires.
b.	Reporting Trades

An Insider must report on Form 4 no later than the end of the second business day following the date on which the transaction was effected: (i) a gift or donation of Company equity securities and (ii) all exercises and conversions of derivative securities. This obligation applies regardless of the recipients of such gifts or donations (i.e., family members, trusts and other estate planning vehicles, or Section 501(c)(3) charitable organizations). Further, such Insider must check the relevant box on Form 4 or Form 5 to indicate whether a reported transaction is intended to satisfy the affirmative defense conditions pursuant to a Rule 10b5-1 Plan. An Insider is not required to report the receipt of equity securities, either as a gift or a donation.

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c.	Company Disclosure

SouthState will disclose in its Form 10-K and 10-Q whether any trading plan was adopted, terminated, or in certain circumstances, modified, by an officer or director in the reporting period for such Form 10-K or 10-Q, even if such trading plan is not adopted under Rule 10b5-1. This disclosure will include: (i) the identification of any contract, instruction or written plan for the purchase or sale of Company Securities intended satisfy the affirmative defense conditions of Rule 10b5-1(c); (ii) whether the trading plan is a Rule 10b5-1 arrangement; (iii) what qualifies as a non-Rule 10b5-1 trading plan; (iv) whether the trading plan is intended to satisfy the affirmative defense of Rule 10b5-1(c); and (v) the material terms of the trading plan, including (A) the name and title of the office or director, (B) the date of such trading plan’s adoption, modification, or termination, (C) the duration of such trading plan, and (D) the aggregate amount of securities to be sold or purchased under such trading plan. The Company is not required to disclose pricing terms. The Company is not required to disclosure the use of trading arrangements by the Company, and this disclosure obligation does not extend to traders other than officers or directors.

In addition, on an annual basis, the Company will report in its Form 10-K and proxy statement whether it has adopted policies and procedures governing the sale, purchase, and/or other dispositions of Company Securities by directors, officers, employees and the Company itself that are reasonably designed to promote compliance with insider trading laws, rules, and regulations and listing standards applicable to the Company. If not, the Company will explain the rationale for that decision. Copies of such policies and procedures will be filed as exhibits to these documents. Such disclosures will be subject to the certifications required by the Sarbanes-Oxley Act of 2002, requiring principal executive and financial officers to attest to the accuracy of the statements in Forms 10-K and 10-Q.

Transactions Under Company Plans

This Policy does not apply in the case of the following transactions, except as specifically noted:

●	Stock Option Exercises. This Policy does not apply to the exercise of an employee stock option acquired pursuant to the Company’s plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.
●	Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The Policy does apply, however, to any market sale of restricted stock.
●	401(k) Plan. This Policy would not apply to purchases of Company Securities in the Company’s 401(k) plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election, if such purchases are permitted by the 401(k) plan.

This Policy would apply, however, to certain elections that may be available under the 401(k) plan, including: (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund; (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund; (c) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund

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balance; and (d) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund. At this time, the purchase of Company Securities , subject to a specified ceiling, are permitted under the Company’s 401(k) Plan.

●	Dividend Reinvestment Plan. This Policy does not apply to purchases of Company Securities under the Company’s dividend reinvestment plan resulting from your reinvestment of dividends paid on Company Securities. This Policy does apply, however, to voluntary purchases of Company Securities resulting from additional contributions you choose to make to the dividend reinvestment plan and to your election to participate in the plan or increase your level of participation in the plan. This Policy also applies to your sale of any Company Securities purchased pursuant to the plan.
●	Other Similar Transactions. Any other purchase of Company Securities from the Company or sales of Company Securities to the Company are not subject to this Policy.

Transactions Not Involving a Purchase or Sale

Bona fide gifts are not transactions subject to this Policy, unless the person making the gift has reason to believe that the recipient intends to sell the Company Securities while the officer, employee or director is aware of material, nonpublic information, or the person making the gift is subject to the trading restrictions specified below under the heading “Procedures for Certain Designated Persons” and the sales by the recipient of the Company Securities occur during a Blackout Period. For example, gifts to charities, churches and non profit organizations would not be deemed to be transactions subject to the timing restrictions of this Policy; however,    gifts to dependent children or a family foundation followed by a sale of the “gifted securities” in close proximity to the time of the gift may imply some economic benefit to the donor and, therefore, may be deemed not to be a “bona fide gift.”

Further, transactions in mutual funds that are invested in Company Securities are not transactions subject to this Policy.

Post-Termination Transactions

This Policy continues to apply to transactions in Company Securities even after termination of service to the Company. If an individual is in possession of material nonpublic information when his or her service terminates, that individual may not trade in Company Securities until that information has become public or is no longer material. The pre-clearance procedures specified under the heading “Procedures for Certain Designated Persons” above, however, will cease to apply to transactions in Company Securities upon the expiration of any Blackout Period or other Company- imposed trading restrictions applicable at the time of the termination of service.

Prohibition on Commenting on the Company on Electronic Bulletin Boards, Internet Chat Rooms

or Websites

While the Company encourages its shareholders and potential investors to obtain information about the Company, the Company believes that information should originate from its publicly-filed SEC reports, press releases, external website or from designated Company spokespersons, rather than from speculation or unauthorized disclosures by directors, officers or employees of the Company. For this reason, the Company has designated certain members of management (i.e., the CEO, CFO and Chief Strategy Officer) to respond to inquiries regarding the Company’s business and prospects. This centralization of

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communication is designed to  ensure that the information the Company discloses is accurate and considered in light of previous disclosures. Formal announcements are generally reviewed by management and legal counsel before they are made public. Any communications that do not go through this review process create an increased risk of liability to the Company, as well as to the individual responsible for the communication.

In addition, the emergence of electronic bulletin boards, chat rooms and electronic discussions about companies and their business prospects on the Internet have become common. Inappropriate communications disseminated on the Internet may pose an inherently greater risk due to the size of the audience they reach. These forums have the potential to move a stock price significantly and very rapidly – yet the information disseminated through electronic bulletin boards and chat rooms often is unreliable and, in some cases, may be deliberately false. You may encounter information about the Company on the Internet that you believe is harmful or inaccurate or other information that you believe is true or beneficial to the Company. Although you may be tempted to deny or confirm such information on an electronic bulletin board or in a chat room, any sort of response, even if it presents accurate information, could be considered improper disclosure and could result in legal liability to you and to the Company.

The Company is committed to preventing inadvertent disclosures of material, nonpublic information, preventing unwitting participation in Internet-based securities fraud and avoiding the appearance of impropriety by persons associated with the Company.

Accordingly, this Policy prohibits any covered person, except as otherwise specifically authorized as set forth above, from making any comments or postings about the Company on any Internet bulletin boards, chat rooms or websites, or responding to comments or postings about the Company’s business made by others. This restriction applies whether or not you identify yourself as associated with the Company.

Consequences of Violations

The purchase or sale of securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then trade in the Company Securities, is prohibited by the federal and state laws. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys and state enforcement authorities. Punishment for insider trading violations is severe and could include significant fines and imprisonment.

While the regulatory authorities concentrate their efforts on the individuals who trade or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by Company personnel.

Given the likely ramifications for violation of law or this Policy, the Company will strictly enforce this Policy and take appropriate action against any person that violates it. In particular,  an individual’s failure to comply with this Policy may subject the individual to Company-imposed sanctions, including if an employee, dismissal for cause.

Company Assistance

Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from the CFO or the General Counsel.

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Certification

All  persons subject to this Policy must certify their understanding of, and intent to comply with, this Policy.

Exceptions

Except as otherwise provided in this policy, the General Counsel shall not permit or approve any exceptions to this Policy.

Approved:   April 24, 2024, by Governance and Nominating Committee

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